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                                  EXHIBIT 99.5

                   SHANDA ANNOUNCES EXERCISE OF OPTION TO PURCHASE
                       ADDITIONAL SENIOR CONVERTIBLE NOTES

         SHANGHAI, CHINA - OCTOBER 26, 2004 - Shanda Interactive Entertainment Limited (Nasdaq: SNDA) announced today that the underwriters of its recent zero coupon senior convertible notes offering have exercised their option to purchase an additional US$75 million in aggregate principal amount of notes. On October 15, 2004, Shanda priced its initial offering of US$200 million in aggregate principal zero coupon senior convertible notes. The notes will mature on October 14, 2014, and will not accrue interest unless specified defaults under a registration rights agreement between the company and the initial purchaser occur. The notes will be redeemable by Shanda on or after October 15, 2007.

In addition, pursuant to a repurchase agreement between Shanda and SB Asia Infrastructure Fund L.P., or SAIF, Shanda will use $75 million of the total $275 million proceeds from the convertible notes offering to purchase a total of 5,326,250 ordinary shares (which is equal to 2,663,125 American depositary shares or ADSs) from SAIF. This purchase price represents a per ADS purchase price of $28.16, which is equal to 94% of the $29.96 reference price of the convertible notes offering. Shanda intends to retire the ordinary shares purchased from SAIF. In connection with the convertible notes offering, Shanda, Shanda's majority shareholder, certain officers and directors of Shanda, and SAIF will each be subject to a lock-up for a period of three months, ending at the close of market on January 13, 2005.

The notes were placed in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933, have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

CONTACT:

Donglei Zhou
Director of Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media): dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667